Exhibit 1.02

Conflict Minerals Report of SPX Corporation

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report of SPX Corporation (the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Pursuant to the Rule, we undertook due diligence measures on the source and chain of custody of the conflict minerals necessary to the functionality of our products to determine whether those minerals may have originated from the Democratic Republic of the Congo or an adjoining country (collectively defined as the “Covered Countries”) or may not have come from recycled or scrap sources.  Conflict minerals are defined by the Rule as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

Overview

We have created a conflict minerals team, led by the president of our Global Manufacturing Operations organization, which includes representatives from our legal, supply chain, information technology, corporate accounting and reporting, and communications functions.  For the year ended December 31, 2013, our conflict minerals team reviewed the Company’s products for any conflict minerals that might be contained therein.

Our products are classified in the following categories:  pumps; valves; mixers; plate heat exchangers; dehydration technologies; filtration technologies; dry cooling systems; evaporative and hybrid cooling systems; rotating and stationary heat exchangers; pollution control systems; boilers; heating and ventilation products; power transformers; industrial tools and hydraulic units; spectrum monitoring and signal monitoring systems; fare collection systems; and portable cable and pipe locators.

As a result of this review, the conflict minerals team found that conflict minerals are contained in certain of the Company’s products.

Supply Chain Inquiry

The Company has a multi-tiered supply chain and is often several tiers removed from smelters and refiners of the materials included in its products.  Accordingly, the Company’s approach involves soliciting responses from its first-tier suppliers and requiring these suppliers to obtain responses from their suppliers at multiple levels.

The Company relies on its suppliers to provide information on the origin of conflict minerals contained in components and materials supplied to it, in compliance with its Conflict Minerals Policy, which is attached hereto as Annex A.  Pursuant to the Rule, the Company conducted a reasonable country of origin inquiry (“RCOI”) of certain of its suppliers.  For the year ended December 31, 2013, the Company’s RCOI and due diligence inquiry focused on the top half of the Company’s supply chain.  Many of the Company’s suppliers responded that they do not know the origin of the conflict minerals, and that they were still attempting to contact lower-level suppliers to gather that information.  Thus, the Company does not currently have sufficient information to determine whether conflict minerals necessary to the functionality of its products originated in the Covered Countries.

Due Diligence

The Company also conducted a due diligence inquiry using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD 2011”), an internationally recognized due diligence framework. For the year ended December 31, 2013, the Company’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals which provide those conflict minerals to our suppliers.  As stated above, the Company relies on its suppliers to gather and provide information about conflict minerals contained in its products.

The Company’s due diligence measures included:

•                  Distributing a supply chain survey to a significant portion of its suppliers, using the EICC/GeSI Conflict Minerals Reporting Template, in an effort to identify the smelters and refiners;

•                  Reviewing the responses from suppliers; and

•                  Sending additional requests for responses to suppliers which did not respond.

After performing the due diligence measures described above, the Company was unable to determine whether the conflict minerals necessary to the functionality of its products originated in the Covered Countries or whether such conflict minerals did not come from from recycled or scrap sources.

Future Actions

We intend to further develop procedures relating to conflict minerals, including by:

•                  Surveying a greater percentage of our suppliers that may supply products containing conflict minerals;

•                  Further developing survey response supplier communication and escalation processes;

•                  Identifying and following up with suppliers we have identified as raising “red flags,” as described in the OECD 2011;

•                  Continuing training of our businesses; and

•                  Continuing to design and implement a strategy to identify and manage risks.

Annex A

SPX CORPORATION

CONFLICT MINERALS POLICY

Background

Pursuant to rules adopted by the U.S. Securities and Exchange Commission (“SEC”), as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, SPX Corporation is required to disclose the extent to which products we and our subsidiaries manufacture or contract to manufacture contain cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold, that are (i) necessary to the functionality or production of those products and (ii) sourced from mines in the Democratic Republic of the Congo or adjoining countries (“Conflict Minerals”).

Commitment

To aid in complying with the SEC disclosure requirements, SPX is working with our suppliers to perform due diligence in determining the potential for Conflict Minerals in our supply chain and products. We are designing our due diligence processes in accordance with the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (available here: http://www.oecd.org/dataoecd/62/30/46740847.pdf).

Expectations of Suppliers

If a supplier cannot determine whether its materials or products contain Conflict Minerals within a reasonable period of time, or is unwilling to support SPX in our Conflict Minerals program efforts, SPX may execute remediation steps up to and including alternative sourcing arrangements.  SPX expects to work with our suppliers to help ensure their compliance with the Conflict Minerals rules.

SPX expects each of our suppliers that supplies products that may contain Conflict Minerals to:

•              Establish a Conflict Minerals policy in accordance with applicable SEC rules, implement management systems to support compliance with its policy, and require its suppliers of any tier to take similar steps.

•              Identify, in the manner and form specified by SPX, materials or products it sells to SPX and its subsidiaries, and the smelter that provided the original Conflict Minerals.  SPX’s direct suppliers may have to require successive downstream suppliers to provide information contained in SPX’s Conflict Minerals survey until the smelter is identified.

•              Provide reports to support SPX’s SEC reporting requirements.

•              Upon request, permit auditing of its Conflict Minerals policies and procedures.